GREENWICH LIFESCIENCES

Planned GP2 Phase III Clinical Trial

A Breakthrough Targeted Immunotherapy to Prevent Breast Cancer Recurrences

NASDAQ: **GLSI**

Snehal Patel, CEO
David McWilliams, Chairman



Greenwich LifeSciences

Filed pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated December 16, 2020
Relating to the Preliminary Prospectus dated December 15, 2020
Registration Statement File No. 333-251366

Image: T-cells targeting cancer cell

Important Notices and Disclaimers

Greenwich LifeSciences, Inc. ("we" or "us") has filed a registration statement (including a preliminary prospectus) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") on Form S-1 (SEC File No. 333-251366) for the offering to which this presentation relates. Such registration statement has not yet become effective. Shares of our common stock may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary prospectus dated December 15, 2020 and other documents we file with the SEC for more complete information about our company and this offering. You should read the prospectus in the Registration Statement and other documents that we have filed with the SEC for more complete information about us. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by contacting Aegis Capital Corp, 810 7th Avenue, 18th Floor, New York, NY 10019, ATTN: Syndicate Department, e-mail syndicate@aegiscap.com, (212) 813-1010.

This presentation contains "forward-looking statements" within the meaning of the federal securities laws that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the Registration Statement. Forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, capital resources, cash flows, results of operations and other financial and operating information. When used in this presentation, the words "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "should," "project," "plan," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

The forward-looking statements contained in this presentation are based on historical performance and management's current plans, estimates and expectations in light of information currently available to it and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to the factors, risks and uncertainties described in the Registration Statement, changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors described in the "Risk Factors" section of the Registration Statement, many of which are beyond our control. Should one or more of these risks or uncertainties materialize or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this presentation speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Offering Details

ISSUER	Greenwich LifeSciences, Inc.
TICKER/EXCHANGE	GLSI / NASDAQ Capital Markets
OFFERING TYPE	Follow-On
GROSS PROCEEDS	$22,000,000 Base Deal (15% over-allotment option)
USE OF PROCEEDS	(i) Enroll and treat patients in Phase III clinical trial; and (ii) Working Capital and General Corporate Purposes

GP2 Executive Summary

- Planned Phase III Trial: 9 amino acid HER2/*neu* peptide + GM-CSF immunotherapy for breast cancer in adjuvant/neoadjuvant setting (post-surgery) in HER2/*neu* 3+, HLA-A2 patients in Y2 following Herceptin or Kadcyla
- Phase IIb Trial Results: <u>No recurrences</u>, if fully immunized, versus 11% placebo recurrence rate in 96 patients, with minimal to no side effects, no SAEs ($p = 0.0338$)
  - Randomized, multi-center (16 centers), placebo-controlled, closed in 2018 with median 5 years follow-up led by MD Anderson
- Regulatory: FDA reviewed Phase III trial protocol and CMC - final revisions to the Phase III trial protocol are under way
- Manufacturing: Straight forward, completing scale-up, started Phase III lot
- Multiple Phase II Trial Opportunities to Expand Market:
  - HER2/*neu* 1-2+ patients with Herceptin - increase market from 25% to 75%
  - Other HLA types – increase from 40-50% up to 80% of all patients
  - Combination with CD4/CD8 peptides and checkpoints
  - Other HER2/*neu* cancers
- NASDAQ Ticker "GLSI": Closed IPO on September 29, 2020

Greenwich LifeSciences

Breast Cancer – *Still* a Substantial Unmet Need

- ***Unmet Need is to address the 50% of recurring patients who do not respond to Herceptin or Kadcyla – an opportunity for GP2.***
- ***Adjuvant Setting: Following breast cancer surgery, HER2/neu 3+ patients receive Herceptin in the first year and then hope that their breast cancer will not recur, with the odds of recurrence slowly decreasing over the first 5 years. Herceptin reduces recurrence rates from 25% to 12%.***
- ***Neoadjuvant Setting: Kadcyla was just approved for use in patients with residual disease determined via pCR at time of surgery. Kadcyla reduces recurrence rates from 22% to 11%.***
- ***Neither Perjeta or Nerlynx fully address this unmet need, even in their most efficacious subpopulations.***

GP2 Addresses Unmet Need: GP2 & GM-CSF starting in Year 2 act synergistically with Herceptin to prevent cancer recurrences, if fully immunized, reducing recurrence rates from **11%** to **0%** at median 5 years follow-up ($p = 0.0338$), with minimal to no side effects & no SAEs.

In the initial GP2 indication, approximately 17,000 new patients could be treated per year, saving up to 1,500 to 2,000 lives per year.

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pCR = pathologic complete response, the lack of all signs of cancer in tissue samples remove during surgery or biopsy due to Neoadjuvant treatment.

GP2 Phase III Clinical Trial Dosing



Herceptin trastuzumab
nerlynx (neratinib) tablets
Potential Data Read Out: If 1.5 years enrollment & median 2 year endpoint, data read out near end of 3rd year from start of trial (range 1.25 – 2.75 years in trial)
Surgery
1 year
1 year
GP2 – 11 doses over 3 years
PERJETA pertuzumab for injection
Kadcyla ado-trastuzumab emtansine
Primary Immunization Series (6 Doses)
Boosters (5 Doses)
0
1
2
3
4
5
6
12
Immunologic Assays
R0 DTH#1
R1
R2
R3
R4
R5
R6 DTH#2
RC6 RB1
RC12 RB2
RC18 RB3
RC24 RB4
RC30 RB5

- Measure immune response by DTH &/or immunological assays (potential biomarkers)
- Peak immune response after 6 months & completion of first 6 doses

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- As only injection site reactions were observed (which speaks to the immunogenicity of GP2) and no SAEs, GP2 can be positioned as the final treatment for patients post surgery
- Patients are seeking a de-escalation and a return to normal life free of toxic treatments, especially if the chance of recurrence is reduced to substantially
- GP2 can be the treatment that will naturally overlap with or follow Herceptin, Kadcyla, or Enhertu or any of the other Herceptin derivatives being developed



11 GP2 Doses Over 3 Years
5% Metastatic
95% Metastatic
Diagnosis
Primary Treatment
Follow-up / Surveillance Period
Recurrence
Imaging
Biopsy
Surgery
Chemotherapy
Radiation
Anti-HER2 Rx
Anti-Estrogen Rx
Observation
Cannot Predict Recurrence
Patient Anxiety
Imaging
Labs
Anti-HER2 Rx
Chemotherapy

SABCS 2020 – GP2 5 Year Data Published

Table 1: Clinicopathologic Characteristics by Treatment Group for HER2 3+ and HER2 1-2+ Subjects Who Completed the 6 Month Primary Immunization Series (PIS)

	HER2 3+			HER2 1-2+		
Characteristic	**GP2 (n = 46)**	**Placebo (n = 50)**	***p* value[1]**	**GP2 (n = 35)**	**Placebo (n = 37)**	***p* value[1]**
Age (median, [min, max])	50.5 (26.9-72.3)	52.1 (33.7-72.1)	*0.4011*	50.8 (36.7-76.7)	49.9 (26.3-69.2)	*0.8146*
T Stage T0/is T1 T2 T3 T4 Other	 2 (4.4%) 23 (50.0%) 17 (37.0%) 1 (2.2%) 2 (4.4%) 1 (2.2%)	 1 (2.0%) 28 (56.0%) 14 (28.0%) 2 (4.0%) 3 (6.0%) 2 (4.0%)	*0.874*	 0 (0.0%) 14 (40.0%) 14 (40.0%) 5 (14.3%) 2 (5.7%) 0 (0.0%)	 0 (0.0%) 11 (29.7%) 17 (46.0%) 8 (21.6%) 1 (2.7%) 0 (0.0%)	*0.654*
Node Status Negative Positive Not done	 22 (47.8%) 24 (52.2%) 0 (0.0%)	 20 (40.0%) 29 (58.0%) 1 (2.0%)	*0.496*	 12 (34.3%) 23 (65.7%) 0 (0.0%)	 11 (29.7%) 26 (70.3%) 0 (0.0%)	*0.679*
Histology Ductal Lobular Other	 44 (95.7%) 1 (2.2%) 1 (2.2%)	 48 (96.0%) 1 (2.0%) 1 (2.0%)	*0.996*	 33 (94.3%) 1 (2.9%) 1 (2.9%)	 32 (86.5%) 1 (2.7%) 4 (10.8%)	*0.415*
Grade Moderate Poorly Differentiated Well Differentiated	 15 (32.6%) 29 (63.0%) 2 (4.4%)	 16 (32.0%) 33 (66.0%) 1 (2.0%)	*0.795*	 16 (45.7%) 17 (48.6%) 2 (5.7%)	 13 (35.1%) 16 (43.2%) 8 (21.6%)	*0.143*
ER/PR Status Negative Positive	 18 (39.1%) 28 (60.9%)	 22 (44.0%) 28 (56.0%)	*0.629*	 12 (34.3%) 23 (65.7%)	 8 (21.6%) 29 (78.4%)	*0.230*
Surgery Lumpectomy Mastectomy Other	 21 (45.7%) 25 (54.4%) 0 (0.0%)	 20 (40.0%) 28 (56.0%) 2 (4.0%)	*0.362*	 13 (37.1%) 22 (62.9%) 0 (0.0%)	 12 (32.4%) 25 (67.6%) 0 (0.0%)	*0.675*
Radiation Adjuvant Neoadjuvant None	 34 (73.9%) 0 (0.0%) 12 (26.1%)	 40 (80.0%) 0 (0.0%) 10 (20.0%)	*0.478*	 26 (74.3%) 1 (2.9%) 8 (22.9%)	 31 (83.8%) 0 (0.0%) 6 (16.2%)	*0.434*
Chemotherapy Adjuvant Neoadjuvant Both None Not Specified	 37 (80.4%) 6 (13.0%) 1 (2.2%) 2 (4.4%) 0 (0.0%)	 37 (74.0%) 7 (14.0%) 1 (2.0%) 5 (10.0%) 0 (0.0%)	*0.753*	 25 (71.4%) 6 (17.1%) 0 (0.0%) 4 (11.4%) 0 (0.0%)	 26 (70.3%) 8 (21.6%) 1 (2.7%) 0 (0.0%) 2 (5.4%)	*0.123*
Endocrine Therapy None Yes	 17 (37.0%) 29 (63.0%)	 21 (42.0%) 29 (58.0%)	*0.614*	 12 (34.3%) 23 (65.7%)	 11 (29.7%) 26 (70.3%)	*0.679*
Trastuzumab Use None Yes Unknown	 3 (6.5%) 43 (93.5%) 0 (0.0%)	 7 (14.0%) 42 (84.0%) 1 (2.0%)	*0.294*	 35 (100.0%) 0 (0.0%) 0 (0.0%)	 35 (94.6%) 2 (5.4%) 0 (0.0%)	*0.163*

[1] Continuous variables difference between treatment groups assessed by t-test. Categorical variables difference between treatment group distribution assessed by chi-square test.

Greenwich LifeSciences

SABCS 2020 – GP2 5 Year Data Published

Figure 1: HER2 3+ Subjects Who Completed PIS Following Trastuzumab


100.0%
89.4%
Probability Disease-Free Survival
0.00
0.25
0.50
0.75
1.00
0 .5 1 1.5 2 2.5 3 3.5 4 4.5 5 5.5 6 6.5 7 7.5 8
Time(Years)
Number at risk
GP2 46 46 46 46 46 45 45 45 42 40 30 4 2 1 1 1 0
Placebo 50 50 49 48 47 47 46 46 46 43 33 7 3 2 1 0 0
GP2
Placebo

After 5 years of follow-up, the Kaplan-Meier estimated 5-year DFS rate in the 46 HER2 3+ patients treated with GP2+GM-CSF, if the patient completed the PIS, was 100% versus 89.4% (95% CI:76.2, 95.5%) in the 50 placebo patients treated with GM-CSF (*p = 0.0338*). As shown in Table 1, the treated versus placebo HER2 3+ patients were well-matched, where approximately 53% were stage T1, 41% were stages T2-T4, 55% were node positive, 58% were HR positive and received endocrine therapy, 77% received adjuvant radiation, 77% received adjuvant chemotherapy, and 89% received trastuzumab.

Greenwich LifeSciences

GP2 Phase I & II Clinical Data:

GP2 is Immunogenic & Clinically Effective

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GP2 Product Description & Mechanism of Action

- 9 amino acid transmembrane peptide segment of HER2/*neu* protein
- Intradermal injection in combination with an FDA-approved immunoadjuvant GM-CSF, following 1st year of Herceptin treatment in Adjuvant Setting

Leukine® sargramostim

Herceptin® trastuzumab

- Given once per month for six months followed by 5 booster doses every 6 months = 11 doses over 3 years
- Mechanism of Action: 4 primary steps, followed by a secondary epitope spreading & broader immune response



1. Vaccination
GP2 Peptide
Antigen-Presenting Cell (APC)
APC displays GP2 Peptide
2. T Cell Priming
Activated GP2-Specific T Cell
GP2-Specific T Cell Receptor
T Cell Recognizes GP2 on APC
3. T Cell Proliferation and Differentiation
GP2-Specific T Cells Multiply and Differentiate into Cytotoxic T Cells
4. Cancer Cell Elimination
Cancer Cell
GP2-Specific Cytotoxic T Cells Identify and Destroy Cancer Cells

Summary of All GP2 Trials – 3 Phase I & 1 Phase IIb (Total N=138 Patients Treated to Date with No SAEs)

Protocol No./ Protocol Title	Status
Protocol No. C.2007.098/IRBNet# 363083 • Prospective, Randomized, Single-Blinded, Multi-Center Phase II Trial of the HER2/*neu* Peptide GP2 + GM-CSF Vaccine versus GM-CSF Alone in HLA-A2+ Node-Positive and High-Risk Node-Negative Breast Cancer Patients to Prevent Recurrence • 89 patients treated with GP2 + GM-CSF, 91 placebo patients treated with GM-CSF	Trial Completed
Protocol No. C.2008.146/ IRBNet# 363196 • Phase Ib Trial of Combination Immunotherapy with HER2/*neu* Peptide GP2 + GM-CSF Vaccine and Trastuzumab in Breast Cancer Patients • 17 patients treated with GP2 + GM-CSF + trastuzumab	Trial Completed
Conducted at Brooke Army Medical Center and Mary Crowley Medical Research Center • Phase I Safety Trial of the GP2 + GM-CSF Vaccine in Combination with the Helper Peptide AE37 + GM-CSF Vaccine • 14 patients treated with GP2 + AE37 + GM-CSF	Trial Completed
Protocol No. 04-20017 / IRBNet ID 20307 • Phase Ib Trial of HER2/*neu* Peptide (GP2) Vaccine in Breast Cancer Patients • 18 patients treated with GP2 + GM-CSF	Trial Completed

Greenwich LifeSciences

Design of Phase IIb Clinical Trial

- Prospective, randomized, single-blinded, placebo-controlled phase IIb clinical trial of GP2 + GM-CSF or GM-CSF alone in 180 intent to treat HER2/*neu* 1-3+, HLA-A2 patients at 16 civilian/military clinical sites, led by MD Anderson
- High-risk breast cancer patients (Node Positive, High Risk Node Negative) who were disease-free and immunocompetent after having completed standard of care therapy
- A recurrence is defined as either a pathologically confirmed recurrence or a new radiographic finding during standard of care follow-up


Enroll
Randomize
GP2 + GM-CSF
GM-CSF alone

Primary Objective

- Determine if GP2+GM-CSF treatment reduces recurrence rates vs. GM-CSF alone

Secondary Objective

- Monitor immune response and correlate with clinical outcomes
- Monitor for any unexpected toxicities

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Phase IIb Clinical Data – No SAEs

- Maximum local and systemic toxicities were primarily grade 1 and grade 2
- Toxicities ranged from redness at injection site to flu-like symptoms and can be largely attributed to GM-CSF, not GP2



% of Subjects
100
90
80
70
60
50
40
30
20
10
0
GM-CSF alone
GP2 + GM-CSF
Grade 0
Grade 1
Grade 2
Grade 3
Local
Grade 0
Grade 1
Grade 2
Grade 3
Systemic

Toxicity: The maximum local and systemic toxicity experienced by patients administered the GP2+GM-CSF vaccine were comparable to those experienced by patients receiving GM-CSF alone. For patients receiving GP2 + GM-CSF, maximum local toxicities experienced during the PVS were grade 1 (70%), grade 2 (28%), or grade 3 (1%). The most common toxicities included erythema, induration and pruritis; the grade 3 toxicity was induration. Maximum systemic toxicities were grade 0 (13%), grade 1 (71%), grade 2 (15%), or grade 3 (1%). The most common systemic toxicities included fatigue, headache, and myalgias; the grade 3 toxicity was a diffuse maculopapular rash. The toxicities were comparable for patients receiving GM-CSF only, with maximum local toxicities being grade 1 (75%) or grade 2 (25%); and maximum systemic toxicities being grade 0 (21%), grade 1 (60%), grade 2 (15%), or grade 3 (3%). The grade 3 systemic toxicities in this group included diffuse urticarial reactions, syncope and extremity pain.

No SAEs. Primarily injection site reactions which are caused by GM-CSF & can be mitigated by reducing GM-CSF dose (and then GP2, if necessary)

- Immune response was observed peaking after 6 months compared to baseline, measured by Delayed Type Hypersensitivity (DTH skin test using GP2) and immunological assay. DTH response rate for treated patients is very high. Orthogonal mean baseline vs 6 months: 4.1±1.1mm versus 15.3± 2.2mm (± standard error)
- Boosters administered every 6 months to sustain immunity
- Per treatment: 96 HER2/*neu* 3+, HLA-A2 patients - No recurrences if fully immunized at 6 months following 1st year of Herceptin treatment => target population for Phase III trial
- Per treatment: 72 HER2/*neu* 1-2+, HLA-A2 patients - No reduction in recurrence rate, but Herceptin was not administered to these patients => pursue in future with Herceptin combination therapy



Orthogonal Mean (mm)
20
18
16
14
12
10
8
6
4
2
0
*
*
GM-CSF alone
GP2+GM-CSF
Pre-Vaccination
Post-Vaccination



GP2+GM-CSF (n=77)
Dimer (%)
2
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
*
**
***
***
**
PRE-VAC
VAC 3
VAC 6
RC6
BRC6
RC12
BRC12



GP2+GM-CSF (n=21)
Granzyme B-specific spots/10⁵ PBMC
300
200
100
0
P=.004
PRE-VAC
VAC 3
VAC 6
RC6
RC12
RC18
RC24

Immune response peaks after 6 months of 6 doses, thereafter reducing recurrence rates from 11% to 0% at median 5 years follow-up

Greenwich LifeSciences

SABCS 2020 – GP2 5 Year Data Published

Figure 1: HER2 3+ Subjects Who Completed PIS Following Trastuzumab



100.0%
89.4%
Probability Disease-Free Survival
0.00
0.25
0.50
0.75
1.00
0 .5 1 1.5 2 2.5 3 3.5 4 4.5 5 5.5 6 6.5 7 7.5 8
Time(Years)

Number at risk

	0	.5	1	1.5	2	2.5	3	3.5	4	4.5	5	5.5	6	6.5	7	7.5	8
GP2	46	46	46	46	46	45	45	45	42	40	30	4	2	1	1	1	0
Placebo	50	50	49	48	47	47	46	46	46	43	33	7	3	2	1	0	0

GP2 — Placebo

After 5 years of follow-up, the Kaplan-Meier estimated 5-year DFS rate in the 46 HER2 3+ patients treated with GP2+GM-CSF, if the patient completed the PIS, was 100% versus 89.4% (95% CI:76.2, 95.5%) in the 50 placebo patients treated with GM-CSF ($p = 0.0338$). As shown in Table 1, the treated versus placebo HER2 3+ patients were well-matched, where approximately 53% were stage T1, 41% were stages T2-T4, 55% were node positive, 58% were HR positive and received endocrine therapy, 77% received adjuvant radiation, 77% received adjuvant chemotherapy, and 89% received trastuzumab.

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SABCS 2020 – GP2 5 Year Data Published

Figure 2: HER2 1-2+ Subjects Who Completed PIS without Trastuzumab



Probability Disease-Free Survival
1.00
0.75
0.50
0.25
0.00
77.6%
77.1%
0
.5
1
1.5
2
2.5
3
3.5
4
4.5
5
5.5
6
6.5
7
7.5
8
Time(Years)

Number at risk																	
GP2	35	34	33	31	29	28	28	28	27	27	20	2	1	1	0	0	0
Placebo	37	37	35	32	30	30	29	29	29	27	20	0	0	0	0	0	0

GP2 Placebo

After 5 years of follow-up, the Kaplan-Meier estimated 5-year DFS rate in the 35 HER2 1-2+ patients treated with GP2+GM-CSF, if the patient completed the PIS, was 77.1% (95% CI:59.5, 87.9%) versus 77.6% (95% CI:60.1, 88.2%) in the 37 placebo patients treated with GM-CSF (*p = 0.9142*).

GP2 Planned Phase III Trial:

Strategy – Conservatively Reproduce Phase IIb Trial in Larger Population

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Phase III Clinical Trial – Protocol Reviewed by FDA

Title: "Study Evaluating The Reduction Of Recurrences Using HER2/neu Peptide GP2 + GM-CSF Vaccine After Adjuvant Trastuzumab In HLA-A2-Positive, HER2-Positive (3+) Women With Operable Breast Cancer"

Major Screening Criteria:

- **HER2/*neu* 3+ and HLA-A2+**
- **NP or high-risk NN**
- **Adjuvant, post surgery**

Randomization:

- **NP or high-risk NN**
- **Prior pertuzumab (Perjeta), Planned neratinib (Nerlynx), trastuzumab Biosimilar**
- **By site if possible**


End of 1st year of trastuzumab treatment
Screen within 3 months before end of trastuzumab treatment
Enroll within 0-3 months after end of trastuzumab treatment
Pass Screen for All Criteria
Blood Test Screen for HLA-A2+
Exclude HLA-A2 negative patients
Stratify & Randomize
GP2 + GM-CSF Arm
Placebo GM-CSF Arm

- Plan to start trial in 2021
- Enrollment period: 1.5 to 2 yrs
- Primary endpoint: Compare recurrence rate of GP2-treated vs. placebo at median 2, 3, 4, & 5 years follow-up using standard of care

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Manufacturing / Regulatory / IP



- GP2 manufactured by straightforward amino acid chemistry
  - Manufactured by FDA-approved commercial facility with multiple back-up facilities
  - Detailed CMC plan reviewed by FDA
  - Commenced engineering scale-up run for commercial scale manufacturing
  - Phase III trial lot commenced in 2019
  - GM-CSF is commercially available, along with Saline/WFI, which will all be sold independently
- Discussing potency assay / HLA companion diagnostic
- GP2 registered as biologic with CBER – 10-12 years exclusivity in US
- GP2 issued patents provide protection through 2032 in the major markets (US, EU, Canada, Australia, & Japan), including ongoing prosecution in emerging markets



GP2 Commercial Opportunity

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Potential Additional Indications of GP2 & Herceptin in Various Populations in Adjuvant Setting

- HER2/*neu* 3+ protein over-expression (25%) & 1-2+ expression (50%)
  - All breast cancer patients are tested for HER2/*neu* expression by immunohistochemistry (IHC) or fluoresecence in situ hybridisation (FISH)

True Negative
25%

HER2/*neu* 1-2+
50%

HER2/*neu* 3+
25%

- Node Positive (60%) & High Risk Node Negative (40%)
  - Node positive – cancer has spread to lymph nodes
  - High risk node negative – no cancer in lymph nodes but at high risk for recurrence
  - The more lymph node involvement the more aggressive the cancer
- Hormone Receptor Positive (60%) & Hormone Receptor Negative (40%)
- HLA Type: HLA-A2 (40-50%) & HLA-A3,A24 (additional 30%)
  - Human leukocyte antigen presents peptide from inside cancer cell to killer T-cells
  - HLA also presents injected peptide to create killer T-cells following intradermal injection


Hyphen used to separate gene name from HLA prefix
Separator
Field Separators
Suffix used to denote changes in expression
HLA-A*02:101:01:02N
HLA Prefix
Gene
Field 1; allele group
Field 2; specific HLA protein
Field 3; used to show a synonymous DNA substitution within the coding region
Field 4; used to show differences in a non-coding region
© SGE Marsh 04/10

Greenwich LifeSciences

- 1 in 8 U.S. women (12.4%) will develop invasive breast cancer over her lifetime, with 266k new breast cancer patients per year in 2018
- GP2's target market is 6-30% of available breast cancer market or up to 2.4x that of Herceptin in adjuvant setting
- GP2 could be a long term treatment that treats survivors (3.1m as of 2018)
- Herceptin/Perjeta/Nerlynx/Kadcyla pricing from $75k - $125k per patient per year
- 11 doses over 3 years in initial indication

	Herceptin	GP2
US Market Potential (Size = 3.1m current breast cancer survivors and 266k new patients per year)		
HER2/*neu* Expressors (1-3+)	25% (3+)	25-75% (1-3+)
HLA Type	100%	50-80% (2/3/24/26)
Node Positive (NP) or High Risk Node Negative (HRNN)	50%	50%
Target Market Potential	12.5%	6.25 - 30%
Theoretical New Patients per Year	33,250	16,750 – 79,800
Adjuvant Patients Treated per Year (est. from sales)	27,000 – 40,000	
Estimated Adjuvant Setting US Revenue ($ billions)	$2-3	
Estimated Price (first year)	$74,500	TBD (6 primary + 1 booster)
Estimated Price (booster)	Not Approved	TBD (4 boosters over 2 years)
Estimated 2017 Global Revenue ($ billions)	$7	
Adjuvant Setting	$2-3	
Metastatic Breast Cancer	$4-5	

Herceptin trastuzumab



- Genentech's Herceptin (trastuzumab) in Y1 post-surgery
  - Reduces recurrence rates from 25% to 12% by Y4 post-surgery
    - ➢ Node Positive and High Risk Node Negative
    - ➢ Side Effects: Cardiotoxic, 1 year treatment only

Kadcyla™ ado-trastuzumab emtansine



Herceptin ADC 4:1

Approved on Y3 Post-Surgery Data

- Genentech's Perjeta (pertuzumab) in Y1 with Herceptin
  - Reduces recurrence rates in Node Positive from 13% to 10% & in Hormone Receptor Negative from 11% to 9% by Y4 post-surgery
    - ➢ Side Effects: Adverse reactions (>30%) - diarrhea, nausea, alopecia, fatigue, peripheral neuropathy and vomiting.

PERJETA® pertuzumab for injection



nerlynx® (neratinib) tablets



- Puma's Nerlynx (neratinib) in Y2 post-Herceptin
  - Reduces recurrence rates overall from 12% to 10% & in Hormone Receptor Positive from 13% to 9% by Y6 post-surgery
    - ➢ Side Effects: 95% all-grade diarrhea & 40% grade 3/4 (reduced 20% with loperamide prophylaxis), nausea (43%), fatigue (27%), vomiting (26%), & abdominal pain (24%).

ENHERTU® fam-trastuzumab deruxtecan-nxki 20 mg/mL INJECTION FOR INTRAVENOUS USE



Herceptin ADC 8:1

Substantial Unmet Need: GP2 & GM-CSF starting in Y2 act synergistically with Herceptin to prevent cancer recurrences, if fully immunized, reducing recurrence rates from **11% to 0% at median 5 years follow-up, minimal to no side effects, & no SAEs**

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Veteran Management Team / Board

- David McWilliams, MBA – Chairman, Board
  - 40 years of start-up / CEO experience
  - CEO of 2 private and 3 public biotech companies
- Snehal Patel, MS, MBA – CEO, Board
  - 30 years of biopharma / Wall Street experience
  - Large pharma operations / management experience
- Joe Daugherty, M.D. – CMO, Board
  - 35+ years of biopharma experience
  - Assisted over 20 public and private companies
- Jaye Thompson, Ph.D. – VP Clinical & Regulatory
  - 30 years of active involvement in over 200 clinical trials for drugs, biologics and devices
  - Founder of multiple CROs
- Eric Rothe – Board & Founder of GLSI
- Ken Hallock – Board & Major Investor

Abbott
McKinsey&Company
ENCYSIVE PHARMACEUTICALS
OPEXA THERAPEUTICS
Bayer
JPMorganChase
eleos
Massachusetts Institute of Technology
CONAGRA BRANDS
DUPONT
inVentiv Health
Repros THERAPEUTICS INC.
THE UNIVERSITY OF TEXAS MD Anderson Cancer Center Making Cancer History
General Electric

Capitalization (as of 9/30/20)

CASH	$6.2m
COMMON SHARES	11,970,185
WARRANTS AND OPTIONS	100,870
FULLY DILUTED SHARES	12,071,055
OWNERSHIP (TIGHTLY HELD BY INSIDERS)	80-90%
LIABILITIES	$1.6m

GP2 Conclusions: A Breakthrough Targeted Immunotherapy for Prevention of HER2/*neu* Cancer

- Phase IIb trial: No breast cancer recurrences post-surgery, if fully immunized, ($p = 0.0338$), with minimal to no side effects, at median 5 years follow-up, randomized, placebo-controlled, multi-center (16 sites, 96 patients), study led by MD Anderson
- Conservative design of Phase III trial to reproduce Phase IIb results
- Planned Phase III Trial: Breast cancer post-surgery adjuvant/neoadjuvant setting, HER2/*neu* 3+, HLA-A2 patients starting in Y2 following Herceptin or Kadcyla
- FDA-reviewed Phase III trial protocol & CMC, Initiated scale-up manufacturing for Phase III trial, & Finalizing CRO selection/budget
- Multiple Phase II trial opportunities to expand breast cancer market:
  - HER2/*neu* 1-2+ patients with Herceptin - increase market from 25% to 75%
  - Other HLA types – increase from 40-50% up to 80% of all patients
  - Combination with CD4/CD8 peptides and checkpoints
  - Other HER2/*neu* cancers
- NASDAQ Ticker "GLSI": Closed IPO on September 29, 2020

Greenwich LifeSciences

Greenwich LifeSciences
NASDAQ: GLSI

For Additional Information, Please Contact:

Snehal Patel
CEO
Telephone: **832.819.3232**
E-mail: **info@greenwichlifesciences.com**
Website: **greenwichlifesciences.com**